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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Kappa Holding B.V.
(Translation or registrant's name into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

Second Quarter 2003 Report

June 30, 2003

of

Kappa Packaging

	Second Quarter 2003	Second Quarter 2002	% change	January- June 2003	January- June 2002	% change
	(€ in millions)
Sales	727.1	752.0	-3.3%	1,448.0	1,463.6	-1.1%
EBITDA (*)	112.9	117.2	-3.7%	229.3	239.4	-4.2%
EBITA (*)	69.6	75.4	-7.7%	143.1	155.0	-7.7%
EBITDA (*) as % of sales	15.5%	15.6%		15.8%	16.4%

(*)
Before exceptional restructuring costs of € 12 million.

Enidhoven, August 21st 2003

FORWARD-LOOKING STATEMENTS

        Certain statements in this report are not historical facts and are "forward looking" (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as "believes", "expects", "may", "intends", "will", "should" or "anticipates" and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.'s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

USE OF TERMS

        Unless the context otherwise requires, references in this Second Quarter 2003 Report to the "Group", "Kappa Packaging", the "Company", "we", "our", "ours" and "us" are to Kappa Holding B.V. and its subsidiaries.

FINANCIAL RESULTS, KAPPA PACKAGING
(€ in millions)

General

Accounting principles

        The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group's financial statements for 2002.

External reporting

        The financial information included in the Second Quarter 2003 Report is unaudited.

Financing

        In May 2003, the Kappa Packaging Group issued Senior Subordinated Notes of € 95.0 million that resulted in net proceeds of € 100.7 million. On June 23, 2003 the proceeds of this note issuance were used to redeem the euro-denominated mezzanine notes of € 100.0 million issued on May 18, 2001 by Kappa Beheer B.V. The total redemption of the mezzanine notes amounted to € 107.5 million including accumulated interest and an early repayment charge. The warrants issued together with the mezzanine notes were cancelled.

        The interest rate on the new Senior Subordinated Notes has been set at 10 5/8% and is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2003.

Restructuring

        As announced in May 2003, the decision was made to reduce the total number of employees during 2003 and 2004 by an additional 600, as a result of which an additional restructuring provision was set up in the amount of € 12.0 million in the second quarter of 2003.

        In June 2003, discussions with the local works council were largely concluded regarding the closure of Kappa Mennecy Paper. The mill will not be started-up again after the shut down in April 2003. Costs related to the closure of the mill have been fully provided for.

Second Quarter Results

        Sales of Kappa Packaging decreased by € 24.9 million, or 3.3%, to € 727.1 million in the second quarter of 2003 from € 752.0 million in the second quarter of 2002.

        EBITDA (before exceptional restructuring costs of € 12.0 million) of Kappa Packaging decreased by € 4.3 million, or 3.7%, to € 112.9 million in the second quarter of 2003 from € 117.2 million in the second quarter of 2002. This decrease was mainly the result of lower sales volumes in both our Paper & Board segment (-7.8%) and Packaging segment (-2.3%), partly offset by decreased labor costs (- € 1.8 million) and other operating costs (-€ 5.6 million). The overall gross margin as a percentage of sales remained at the same level of 46%.

        Compared to the first quarter of 2003, EBITDA (before exceptional restructuring costs) decreased by € 3.5 million, or 2.0%, from € 116.4 million to € 112.9 million in the second quarter of 2003.

        EBITA (before exceptional restructuring costs of € 12.0 million) of Kappa Packaging in the second quarter of 2003 decreased by € 5.8 million, or 7.7%, to € 69.6 million from € 75.4 million in the second quarter of 2002 reflecting decreased EBITDA of € 4.3 million and higher depreciation expenses of € 1.5 million.

Half Year Results

        Sales of Kappa Packaging for the first half of 2003 decreased by € 15.6 million, or 1.1%, to € 1,448.0 million from € 1,463.6 million in the first half of 2002 due to decreased sales volumes of 2.4% in both our Paper & Board segment (-2.8%) and Packaging segment (-1.8%). Average sales prices increased by some 1.3% in the first half of 2003 compared to the same period last year.

        EBITDA (before exceptional restructuring costs of € 12.0 million) for the first half of 2003 decreased by € 10.1 million, or 4.2%, to € 229.3 million from € 239.4 million in the first half of 2002. The EBITDA decrease is mainly the result of lower sales volumes in both our Paper & Board and Packaging segment.

        EBITA (before exceptional restructuring costs of € 12.0 million) for the first half of 2003 decreased by € 11.9 million, or 7.8%, to € 143.1 million from € 155.0 million in the first half of 2002, reflecting decreased EBITDA of € 10.1 million and increased depreciation expenses of € 1.8 million.

        Financial expenses for the first half of 2003 decreased by € 2.1 million, or 1.7%, to € 118.0 million from € 120.1 million in the same period last year, mainly as a result of repayments made on the Senior Debt.

        The difference in effective tax rate on income before taxation for the first half of 2003 and 2002 compared to the weighted average statutory rate on a consolidated basis is mainly the result of permanent differences, including non-deductible goodwill and other non-tax deductible expenses.

FINANCIAL REVIEW OF SECOND QUARTER 2003

Kappa Packaging

	Second Quarter 2003	% of sales	Second Quarter 2002	% of sales
	(€ in millions)
Sales	727.1	100.0	752.0	100.0

Net change in work in progress and finished goods	(6.2)	(0.9)	(5.1)	(0.6)
Raw material costs	(258.3)	(35.5)	(266.7)	(35.5)
External services	(128.7)	(17.7)	(134.6)	(17.9)

Gross margin	333.9	45.9	345.6	46.0
Labor costs	(174.8)	(24.0)	(176.6)	(23.5)
Other operating costs	(46.2)	(6.4)	(51.8)	(6.9)

EBITDA (*)	112.9	15.5	117.2	15.6
Depreciation	(43.3)	(5.9)	(41.8)	(5.6)

EBITA (*)	69.6	9.6	75.4	10.0

(*)
Before exceptional restructuring costs of € 12 million.

Sales

        Sales of Kappa Packaging decreased by € 24.9 million, or 3.3%, to € 727.1 million in the second quarter of 2003 from € 752.0 million in the second quarter of 2002.

        Average sales prices increased in the second quarter of 2003 compared to the same period last year, except for kraftliner. Sales volumes in the second quarter of 2003 decreased by 5.5% compared to the second quarter of 2002, due to lower sales volumes in both our Paper & Board segment (-7.8%) and Packaging segment (-2.3%).

        Compared to the first quarter of 2003, sales volumes increased by 0.4%, due to higher sales volumes in our Packaging segment (+4.9%) and lower sales volumes in our Paper & Board segment (-3.0%).

        Sales prices for recycled corrugated case materials and solid board decreased with about 9% towards the end of June 2003 following the decrease in recovered paper prices. Sales prices for kraftliner and packaging products decreased also in the second quarter of 2003 compared to the first quarter of 2003.

Raw material costs

        Raw material costs of Kappa Packaging decreased by € 8.4 million, or 3.1%, to € 258.3 million in the second quarter of 2003 from € 266.7 million in the same period last year. As a percentage of sales, raw material costs were in line with last year at 35.5%.

        Compared to the first quarter of 2003, raw material costs increased by € 3.0 million, or 1.2%, from € 255.3 million mainly due to higher sales volumes in the Packaging segment, partly offset by lower sales volumes in the Paper & Board segment and lower average sales prices for recycled corrugated case materials, solid board and kraftliner.

External services

        External services decreased by € 5.9 million, or 4.4%, to € 128.7 million in the second quarter of 2003 from € 134.6 in the second quarter of 2002. The decrease was mainly due to decreased maintenance costs and freight charges.

Labor costs

        Labor costs (before exceptional restructuring costs of € 12.0 million) of Kappa Packaging decreased by € 1.8 million, or 1.0%, to € 174.8 million from € 176.6 million. The decrease is mainly the result of a decrease in the average number of full time employees of approximately 3%, partly offset by general wage increases and increased pension charges.

Other operating costs

        Other operating costs decreased by € 5.6 million, or 10.8%, to € 46.2 million in the second quarter of 2003 from € 51.8 million in the second quarter of 2002, as a result of executed plans to reduce costs.

EBITDA

        EBITDA (before exceptional restructuring costs of € 12.0 million) of Kappa Packaging decreased by € 4.3 million, or 3.7%, to € 112.9 million in the second quarter of 2003 from € 117.2 million in the second quarter of 2002. The decrease was primarily due to decreased EBITDA in both our Paper & Board segment (€ 3.8 million) and Packaging segment (€ 1.8 million). The EBITDA decrease is mainly caused by lower sales volumes, partially offset by lower labor costs and other operating costs.

LIQUIDITY AND CASH FLOW
€ in millions)

        Kappa Packaging generated a net cash inflow from commercial operations of € 132.3 million compared to € 178.2 million in 2002. This reflects a decrease of € 45.9 million, which is mainly the result of decreased EBITDA before exceptional restructuring costs (€ 10.1 million), increased working capital (€ 51.4 million) and decreased payments from restructuring and other provisions (€ 14.0 million).

        The decrease in interest paid from € 82.6 million in the first half of 2002 to € 79.0 million in the first half of 2003 is mainly caused by a net cash effect on the Senior Subordinated Notes of € 95.0 million issued in May 2003.

        Net income tax paid increased to € 9.1 million in the first half of 2003 from € 2.7 million in the comparable period last year, mainly as a result of income tax refunds in the first half of 2002.

        As a result, Kappa Packaging realized a net cash inflow from operating activities of € 44.2 million in the first half of 2003 compared to a net cash inflow of € 92.9 million in the first half of 2002.

        The net cash outflow of investing activities decreased by € 19.3 million to € 61.7 million in the first half of 2003 from € 81.0 million in the first half of 2002, mainly due to decreased capital expenditures (€ 21.3 million). Capital expenditures amounted to € 58.9 million in the first half of 2003.

        Kappa Packaging realized a net cash outflow from financing activities of € 63.7 million in the first half of 2003 compared to a net cash outflow of € 44.4 million in the first half of 2002.

        In the first half of 2003, we issued Senior Subordinated Notes of € 95.0 million of which the proceeds were used to redeem the euro-denominated mezzanine notes of € 100.0 million. In addition, we made repayments of € 55.9 million under the senior credit facility (including additional mandatory prepayments from excess cash flow of € 8.7 million) and made payments on other long-term debt of € 2.7 million and short-term borrowings of € 0.1 million.

        In the comparable period last year, we made payments under the senior credit facility of € 34.0 million, and short-term borrowings of € 8.5 million. In addition, repayments were made on other long-term debt of € 1.9 million.

        As a result, cash and cash equivalents decreased with € 81.2 million to € 148.5 million as at June 30, 2003 from € 233.6 million as at December 31, 2002.

SEGMENTATION

        The operations of Kappa Packaging consist of two businesses, the paper and board business ("Paper & Board") and the corrugated and solid board packaging business ("Packaging"). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

        The segment income (EBITA) is based on earnings before interest, tax, amortization and exceptional restructuring costs. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

        It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

	Second Quarter 2003	% of sales	Second Quarter 2002	% of sales
	(€ in millions)
Sales	313.4	100.0	337.3	100.0

Net change in work in progress and finished goods	(1.1)	(0.3)	(5.6)	(1.7)
Raw material costs	(114.8)	(36.7)	(126.7)	(37.6)
External services	(72.3)	(23.1)	(75.3)	(22.3)

Gross margin	125.2	39.9	129.7	38.4
Labor costs	(48.7)	(15.5)	(47.1)	(14.0)
Other operating costs	(16.4)	(5.2)	(18.7)	(5.5)

EBITDA (*)	60.1	19.2	63.9	18.9
Depreciation	(21.8)	(7.0)	(20.0)	(5.9)

EBITA (*)	38.3	12.2	43.9	13.0

(*)
Before exceptional restructuring costs.

Sales

        Sales of the Paper & Board segment decreased by € 23.9 million, or 7.1%, to € 313.4 million from € 337.3 million as a result of lower sales volumes. Sales volumes in the second quarter of 2003 decreased by 7.8% compared to the second quarter of 2002.

        Compared to the first quarter 2003, sales decreased by € 12.2 million, or 3.7%, from € 325.6 million mainly as a result of lower sales volumes (-3.0%) and lower average sales prices for recycled corrugated case materials, solid board and kraftliner. In the second quarter of 2003, sales prices for recycled corrugated case materials and solid board decreased with approximately 9% towards the end of June.

Raw material costs

        Raw material costs of the Paper & Board segment decreased by € 11.9 million, or 9.4%, to € 114.8 million mainly due to lower sales volumes. As a percentage of sales, raw material costs decreased to 36.7% from 37.6%.

        Compared to the first quarter of 2003, raw material costs increased by € 0.7 million, or 0.6%, from € 114.1 million mainly due to lower sales volumes (-3.0%), partly offset by higher average prices for recovered paper.

External services

        External services of the Paper & Board segment decreased by € 3.0 million, or 4.0%, to € 72.3 million mainly as a result of lower maintenance expenses and freight charges.

Labor costs

        Labor costs increased by € 1.6 million, or 1.6%, to € 48.7 million from € 47.1 million. This increase is mainly the net result of general wage increases and higher pension costs, partly offset by a decrease in the average number of full time employees of about 3%.

Other operating costs

        Other operating costs of the Paper & Board segment decreased by € 2.3 million, or 12.3%, to € 16.4 million from € 18.7 million.

EBITDA

        EBITDA (before exceptional restructuring costs) of the Paper & Board segment decreased by € 3.8 million, or 5.9%, to € 60.1 million in the second quarter of 2003 from € 63.9 million in the second quarter of 2002.

PACKAGING

	Second Quarter 2003	% of sales	Second Quarter 2002	% of sales
	(€ in millions)
Sales	572.6	100.0	580.3	100.0

Net change in work in progress and finished goods	(5.1)	(0.9)	0.5	0.1
Raw material costs	(302.6)	(52.9)	(305.7)	(52.7)
External services	(56.2)	(9.8)	(59.2)	(10.2)

Gross margin	208.7	36.4	215.9	37.2
Labor costs	(119.6)	(20.9)	(123.1)	(21.2)
Other operating costs	(30.7)	(5.3)	(32.6)	(5.6)

EBITDA (*)	58.5	10.2	60.2	10.4
Depreciation	(20.5)	(3.6)	(21.3)	(3.7)

EBITA (*)	38.0	6.6	38.9	6.7

(*)
Before exceptional restructuring costs.

Sales

        Sales of the Packaging segment decreased by € 7.7 million, or 1.3%, to € 572.6 million from € 580.3 million. Sales volumes in the second quarter of 2003 decreased with 2.3% compared to the second quarter of 2002. The average sales prices for packaging products increased compared to the second quarter of 2002.

        Compared to the first quarter of 2003, sales increased by € 15.7 million, or 2.8%, from € 556.9 million mainly as a result of higher sales volumes (+4.9%), partly offset by lower average sales prices for packaging products.

Raw material costs

        Raw material costs of the Packaging segment decreased by € 3.1 million, or 1.0%, to € 302.6 million from € 305.7 million, due to lower sales volumes (-2.3%). Raw material costs as percentage of sales remained about on the same level at 52.7%.

        Compared to the first quarter of 2003, raw material costs remained about on the same level, despite the higher sales volumes (+4.9%), mainly as a result of lower average sales prices for recycled corrugated case materials, solid board and kraftliner.

External services

        External services decreased by € 3.0 million, or 5.1%, to € 56.2 million from € 59.2 million, mainly as a result of lower maintenance expenses and freight charges.

Labor costs

        Labor costs of the Packaging segment decreased by € 3.5 million, or 2.8%, to € 119.6 million from € 123.1 million. The decrease is mainly the net result of a decrease in the average number of full time employees of about 3%, partly offset by general wage increases and higher pension costs.

Other operating costs

        Other operating costs decreased by € 2.0 million, or 6.0%, to € 30.7 million from € 32.6 million.

EBITDA

        EBITDA before exceptional restructuring costs of the Packaging segment decreased by € 1.7 million, or 2.9%, to € 58.5 million from € 60.2 million.

CONSOLIDATED STATEMENTS OF INCOME

	Second Quarter 2003*	Second Quarter 2002*	January - June 2003*	January - June 2002*
	(€ in millions)
Sales	727.1	752.0	1,448.0	1,463.6

Net change in work in progress and finished Goods	(6.2)	(5.1)	4.8	1.3
Net sales including net change in work in progress and finished goods	720.9	746.9	1,452.8	1,464.9

Raw materials	(258.3)	(266.7)	(513.6)	(516.1)
External services	(128.7)	(134.6)	(264.6)	(265.3)

Gross margin	333.9	345.6	674.6	683.5
Labor costs	(186.8)	(176.6)	(359.4)	(344.9)
Depreciation and amortization	(50.5)	(50.6)	(100.5)	(100.1)
Other operating costs	(46.2)	(51.8)	(97.9)	(99.2)

Operating result	50.4	66.6	116.8	139.3
Net financial items	(58.1)	(64.3)	(118.0)	(120.1)
Income before taxation	(7.7)	2.3	(1.2)	19.2
Taxation	(0.8)	2.5	(4.9)	(4.1)
Income from participations	—	0.5	0.1	0.5
Minority interests	—	—	—	—

Net result	(8.5)	5.3	(6.0)	15.6

*
unaudited.

CONSOLIDATED EBITDA AND EBITA

	Second Quarter 2003*	Second Quarter 2002*	January - June 2003*	January - June 2002*
	(€ in millions)
Operating result	50.4	66.6	116.8	139.3
Depreciation and amortization	50.5	50.6	100.5	100.1
Exceptional restructuring costs	12.0	—	12.0	—

EBITDA before exceptional restructuring costs	112.9	117.2	229.3	239.4
Depreciation	(43.3)	(41.8)	(86.2)	(84.4)

EBITA before exceptional restructuring costs	69.6	75.4	143.1	155.0

*
unaudited.

CONSOLIDATED BALANCE SHEETS

	June 30, 2003*	December 31, 2002
	(€ in millions)
Fixed assets
Intangible fixed assets	870.2	882.1
Tangible fixed assets	1,614.7	1,654.7
Financial fixed assets	85.0	93.6

Total fixed assets	2,569.9	2,630.4
Current assets
Inventories	278.1	272.2
Accounts receivable	471.4	451.5
Other receivables	20.0	14.6
Taxation and social security	20.4	21.8
Prepayments and accrued income	36.3	19.2
Cash and bank balances	148.5	233.6

Total current assets	974.7	1,012.9

TOTAL ASSETS	3,544.6	3,643.3

Group equity	99.4	125.3
Shareholders' loans	652.8	628.0
Provisions	259.5	272.3
Long-term liabilities	1,928.5	2,001.8
Current liabilities
Bank overdrafts	1.7	1.4
Short-term portion of long-term liabilities	121.3	107.4
Accounts payable	240.9	291.3
Other payables	7.8	9.5
Taxation and social security	44.4	38.0
Accrued interest	30.3	28.8
Other accrued expenses and deferred income	158.0	139.5

Total current liabilities	604.4	615.9

TOTAL LIABILITIES	3,544.6	3,643.3

*
unaudited.

GROUP EQUITY

        The changes in group equity (*) are as follows:

	Group equity	Shareholders' equity	Minority interests
	(€ in millions)
Balance at January 1, 2003	125.3	124.0	1.3

Net result	(6.0)	(6.0)	—
Translation differences	(19.9)	(19.9)	—

Balance at June 30, 2003	99.4	98.1	1.3

*
unaudited.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January 1 - June 30, 2003*	January 1 - June 30, 2002*
	(€ in millions)
Cash flow from commercial operations	132.3	178.2

Interest paid	(79.0)	(82.6)
Income taxes paid	(9.1)	(2.7)

Net cash flow from operating activities	44.2	92.9
Cash flow from investing activities
Net investment in tangible fixed assets	(58.9)	(80.2)
Net investment in financial fixed assets	0.1	0.9
Net investment in intangible fixed assets	(1.3)	(1.7)
Acquisition of group companies	(1.6)	—

Net cash flow from investing activities	(61.7)	(81.0)
Cash flow before financing activities	(17.5)	11.9
Cash flow from financing activities
Net change in long-term liabilities	(63.6)	(35.9)
Net change in bank overdrafts	(0.1)	(8.5)
Net cash flow from financing activities	(63.7)	(44.4)

Change in cash and cash equivalents	(81.2)	(32.5)

Cash and cash equivalents beginning of period	233.6	217.6
Cash from acquisitions	0.2	—
Translation movements on cash and cash equivalents	(4.1)	(1.4)

Cash and cash equivalents end of period	148.5	183.7

*
unaudited.

Supplemental Guarantor Footnote

        Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. ("Kappa Packaging Subsidiaries").

        Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer's debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

        The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in group companies and equity earnings of subsidiaries.

CONSOLIDATED STATEMENT OF INCOME*

Second Quarter 2003

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
	(€ in millions)
Sales	727.1	—	727.1	—	—	—
Net change in work in progress and finished goods	(6.2)	—	(6.2)	—	—	—

Net sales including net change in work in progress and finished goods	720.9	—	720.9	—	—	—
Raw material costs	(258.3)	—	(258.3)	—	—	—
External services	(128.7)	—	(128.7)	—	—	—
Labor costs	(186.8)	—	(186.8)	—	—	—
Depreciation and amortization	(50.5)	—	(50.4)	(0.1)
Other operating costs	(46.2)	—	(46.2)	—	—	—

Total operating costs and expenses	(670.5)	—	(670.4)	(0.1)	—	—

Operating income	50.4	—	50.5	(0.1)	—	—
Interest income/(expense)	(45.6)	—	(55.4)	(1.8)	11.6	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(12.8)	12.8
Interest expense Shareholders' loans	(12.5)	—	—	—	—	(12.5)

Result before income taxes	(7.7)	—	(4.9)	(1.9)	(1.2)	0.3
Income taxes	(0.8)	—	(1.5)	0.7	0.4	(0.4)
Income from participations	—	—	—	—	—	—
Minority interests	—	—	—	—	—	—

Income before equity in earnings of subsidiaries	(8.5)	—	(6.4)	(1.2)	(0.8)	(0.1)
Equity in earnings of subsidiaries	—	22.4	—	(6.4)	(7.6)	(8.4)

Net income/(loss)	(8.5)	22.4	(6.4)	(7.6)	(8.4)	(8.5)

*
unaudited.

CONSOLIDATED BALANCE SHEET*

June 30, 2003

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
	(€ in millions)
Assets
Cash and cash equivalents	148.5	—	148.5	—	—
Accounts receivable	471.4	—	471.4	—	—	—
Inventories	278.1	—	278.1	—	—	—
Other receivables	76.7	—	73.8	1.4	1.5	—

Total current assets	974.7	—	971.8	1.4	1.5	—
Investments in Group companies	—	(435.7)	—	242.3	95.2	98.2
Loans to Group companies	—	(3,650.0)	—	2,290.6	1,359.4	—

Total investments and advances affiliates	—	(4,085.7)	—	2,532.9	1,454.6	98.2
Tangible fixed assets	870.2	—	870.2	—	—	—
Intangible fixed assets, net	1,614.7	—	1,593.7	21.0	—	—
Other non-current assets	85.0	—	45.2	33.0	6.8	—

	3,544.6	(4,085.7)	3,480.9	2,588.3	1,462.9	98.2

Liabilities
Bank overdrafts	1.7	—	1.7	—	—	—
Current portion of term loan facilities	117.0	—	—	117.0	—	—
Current portion of other long-term liabilities	4.3	—	4.3	—	—	—
Other current liabilities	481.4	—	456.2	1.0	23.8	0.4

Total current liabilities	604.4	—	462.2	118.0	23.8	0.4
Long-term debt due to Group companies	—	(3,650.0)	2,501.7	1,143.6	—	4.7
Term loan facilities	1,230.2	—	—	1,230.2	—	—
Senior subordinated notes	683.1	—	—	—	683.1	—
Other long-term debt	15.2	—	15.2	—	—	—

Total long-term liabilities	1,928.5	(3,650.0)	2,516.9	2,373.8	683.1	4.7
Provisions	259.5	—	259.5	—	—	—
Shareholders' loans	652.8	—	—	—	—	652.8
Holding/Beheer Loan	—	—	—	—	657.8	(657.8)
Minority interests	1.3	—	—	1.3	—	—
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(558.6)	256.2	151.2	151.2	152.9
Retained earnings	(11.5)	6.9	13.9	(11.9)	(8.9)	(11.5)
Cumulative translation adjustment	(44.1)	116.0	(27.8)	(44.1)	(44.1)	(44.1)

Total Shareholders' equity	98.1	(435.7)	242.3	95.2	98.2	98.1

	3,544.6	(4,085.7)	3,480.9	2,588.3	1,462.9	98.2

*
unaudited.

CONSOLIDATED CASH FLOW STATEMENT*

January 1-June 30, 2003

	Consolidated	Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
	(€ in millions)
Cash flow from commercial operations	132.3	132.3	—	—	—
Interest paid	(79.0)	2.8	(45.7)	(36.1)	—
Income taxes paid	(9.1)	(9.1)	—	—	—

Net cash flow from operating activities	44.2	126.0	(45.7)	(36.1)	—
Cash flow from investing activities
Net investment in tangible fixed assets	(58.9)	(58.9)	—	—	—
Net investment in financial fixed assets	0.1	0.1	—	—	—
Net investment in intangible fixed assets	(1.3)	(1.3)	—	—	—
Acquisition of group companies	(1.6)	(1.6)	—	—	—

Cash flow from investing activities	(61.7)	(61.7)	—	—	—

Cash flow before financing activities	(17.5)	64.3	(45.7)	(36.1)	—
Cash flow from financing activities
Net change in long-term liabilities	(63.6)	(2.7)	(55.9)	(5.0)	—
Net change in bank overdrafts	(0.1)	(0.1)	—	—	—

Net cash flow from financing activities	(63.7)	(2.8)	(55.9)	(5.0)	—
Net change in intercompany accounts	—	(142.7)	101.6	41.1	—

Change in cash and cash equivalents	(81.2)	(81.2)	—	—	—
Cash and cash equivalents beginning of period	233.6	233.6	—	—	—
Cash from acquisitions	0.2	0.2	—	—	—
Translation movements on cash and cash equivalents	(4.1)	(4.1)	—	—	—

Cash and cash equivalents end of period	148.5	148.5	—	—	—

*
unaudited.

SUMMARY OF DIFFERENCES BETWEEN DUTCH GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES AND US GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

        The Second Quarter 2003 Report has been prepared in accordance with generally accepted accounting principles in The Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

        The effect of the application of US GAAP to net income and shareholders' equity is set out in the tables below.

	Second Quarter 2003*	Second Quarter 2002*
	(€ in millions)
Net income/(loss) under Dutch GAAP	(8.5)	5.3

a) Goodwill adjustments—amortization	6.1	6.2
b) Fair value adjustment Alpha acquisition	0.6	—
c) Impairment long-lived assets	—	—
d) Restructuring and other provisions	(0.8)	(3.6)
e) Insurance loss provision	(1.2)	(1.2)
f) Other intangible fixed assets	0.1	(0.1)
g) Financial instruments	9.7	0.6
h) Pensions	0.5	(0.2)
Deferred tax on US GAAP adjustments	(3.1)	1.6

Net income/(loss) under US GAAP	3.4	8.6

	June 30, 2003*	December 31, 2002
	(€ in millions)
Shareholders' equity under Dutch GAAP	98.1	124.0

a) Goodwill adjustments—amortization	41.9	29.7
a) Goodwill adjustments—Alpha acquisition	58.9	58.9
b) Fair value adjustment Alpha acquisition	(81.4)	(82.6)
c) Impairment long-lived assets	(5.7)	(5.7)
d) Restructuring and other provisions	(107.5)	(106.3)
e) Insurance loss provision	2.5	5.0
f) Other intangible fixed assets	(1.2)	(1.4)
g) Financial instruments	(16.1)	(20.1)
h) Pensions	(2.6)	(1.8)
h) Pensions, additional minimum liability	(71.7)	(71.7)
h) Pensions, intangible assets	0.5	0.5
i) Acquisition Kappa SCAO	(0.7)	(0.7)
Deferred tax on US GAAP adjustments	94.7	95.0

Shareholders' equity under US GAAP	9.7	22.8

*
unaudited.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 September 2003
Kappa Holding B.V.
	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Marketing Director
	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

QuickLinks

Second Quarter 2003 Report June 30, 2003 of Kappa Packaging
FORWARD-LOOKING STATEMENTS
USE OF TERMS
FINANCIAL RESULTS, KAPPA PACKAGING
FINANCIAL REVIEW OF SECOND QUARTER 2003
LIQUIDITY AND CASH FLOW
SEGMENTATION
PACKAGING
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED EBITDA AND EBITA
CONSOLIDATED BALANCE SHEETS
GROUP EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENT OF INCOME
CONSOLIDATED BALANCE SHEET
CONSOLIDATED CASH FLOW STATEMENT
SUMMARY OF DIFFERENCES BETWEEN DUTCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
SIGNATURES